

10031887



SEC Mail Processing Section
RECEIVED
AUG 27 2010
WASH. D.C.
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 52522

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/09 (MM/DD/YY) AND ENDING 6/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWPORTX.Com

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18004 SKY PARK CIRCLE SOUTH, SUITE 140
(No. and Street)

IRVINE (City) CA (State) 92614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (949) 475-5652
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEVINING & CO., INC.
(Name – *if individual, state last, first, middle name*)

18377 BEACH BLVD, STE. 211 (Address), HUNTINGTON BEACH (City), CA (State) 92648 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BK 9/16

OATH OR AFFIRMATION

I, EYAL SHACHAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEWPORTX.com, as of JUNE 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ANITA ATIAS
Commission # 1802547
Notary Public - California
Orange County
My Comm. Expires Jun 19, 2012

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

August 25, 2010

To Whom It May Concern:

This is to notify you that our submission of the annual audit report of NewportX.com submitted on August 24th, 2010, included a mechanical error in the calculation of minimum capital requirement on page seven of the report.

Enclosed is an updated facing page and revised annual audit report with the corrected calculated figures.

If you need additional information, please contact our office. Thank you.

Sincerely,



Aaron Neilsen
Chief Financial Officer
Newport Exchange Holdings, Inc.
(Management Company)

NewportX.com
18004 Sky Park Circle, suite 140, Irvine, CA 92614
949-783-5064 – Toll Free 888-841-8418 – Fax 949-242-2664

NEWPORTX.COM

JUNE 30, 2010

TABLE OF CONTENTS

LENNING & CO., INC.
CERTIFIED PUBLIC ACCOUNTANTS

18377 Beach Blvd., Ste. 211
Huntington Beach, CA 92648
(714) 893-0646
Fax (714) 596-7152

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
NewportX.com

We have audited the accompanying balance sheet of NewportX.com as of June 30, 2010, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NewportX.com as of June 30, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental information including the computation of net capital is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

August 18, 2010

Lenning & Co. Inc.

NEWPORTX.COM
BALANCE SHEET
JUNE 30, 2010

ASSETS

CURRENT ASSETS		
Cash		$ 75,305
Accounts receivable		83,084
Total current assets		$ 158,389

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Due to parent company		$ 4,920
Income tax payable		12,000
Accrued expenses		75,000
Total current liabilities		91,920
STOCKHOLDER'S EQUITY		
Common stock, no par value		
Authorized - 100,000,000 shares		
Issued and outstanding - 6,000 shares	$ 6,000	
Additional paid-in capital	15,000	
Retained earnings	45,469	
		66,469
		$ 158,389

See accompanying notes to the financial statements.

NEWPORTX.COM
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2010

REVENUES		
Commissions		$ 408,696
EXPENSES		
Management fees	$ 340,000	
Legal and professional	3,301	
General and administrative	1,330	
Web hosting	1,318	
		345,949
INCOME FROM OPERATIONS		62,747
OTHER INCOME		
Interest income		534
INCOME BEFORE INCOME TAX EXPENSE		63,281
INCOME TAX EXPENSE		12,000
NET INCOME		$ 51,281

See accompanying notes to the financial statements.

NEWPORTX.COM
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholder's Equity
Balances at June 30, 2009	$ 6,000	$ 15,000	$ (5,812)	$ 15,188
Net income	-	-	51,281	51,281
Balances at June 30, 2010	$ 6,000	$ 15,000	$ 45,469	$ 66,469

See accompanying notes to the financial statements.

NEWPORTX.COM
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net lincome	$ 51,281
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable	(83,084)
Increase in due to parent company	1,100
Increase in income tax payable	11,200
Increase in accrued expenses	75,000
Net cash provided by operating activities	55,497
NET INCREASE IN CASH	55,497
CASH, beginning of year	19,808
CASH, end of year	$ 75,305

NEWPORTX.COM
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of NewportX.com is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Nature of operations – The Company was incorporated in California on November 17, 1999 and it is a wholly-owned subsidiary of Newport Exchange Holdings, Inc.

On September 5, 2000, the Company was accepted for membership in the National Association of Security Dealers, Inc. (NASD) as a broker-dealer. The Company is authorized to retail corporate equity securities, listed and unlisted, and to operate as a put and call broker-dealer.

Commissions received – Revenues are commissions received from another broker-dealer for referrals made to it. The Company has not commenced its broker-dealer retail operations to the general public as of June 30, 2010.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of credit risks – The Company maintains its cash deposits with one financial institution. Cash deposits in the financial institution are insured by the FDIC for up to $250,000. At June 30, 2010, the cash balance did not exceed the FDIC limit.

Income taxes – The Company accounts for income taxes under generally accepted accounting principles. As such, the Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. As of June 30, 2010, there were no material deferred assets and liabilities.

NOTE 2 – INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due in the amount of $12,000.

NOTE 3 – COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 66,469
Deduct stockholder's equity not allowable for net capital	-
Net capital	$ 66,469

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company enters into certain transactions involving revenues from a related party. For the year ended June 30, 2010, revenues from the related party were $408,696 or 100% of total revenues. The Company also enters into certain transactions involving the payment of management fees to another related party. For the year ended June 30, 2010, management fees incurred to the related party were $340,000.

NEWPORTX.COM
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2010

NET CAPITAL	
Total stockholder's equity	$ 66,469
Deduct stockholder's equity not allowable for net capital	-
Net capital	$ 66,469
COMPUTATION OF NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 6,128
Net capital per above	66,469
Excess net capital	$ 60,341
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital as reported in Company's Focus report	$ 124,269
Audit adjustments-	(57,800)
Net capital per above	$ 66,469

Schedule I

NEWPORTX.COM
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2010

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

A computation of the reserve requirement is not applicable to NewportX.com as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

NEWPORTX.COM
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2010

Information Relating to Possession or Control Requirements Under Rule 15c3-3:

Information relating to possession or control requirements is not applicable to NewportX.com as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

LENNING & CO., INC.
CERTIFIED PUBLIC ACCOUNTANTS

18377 Beach Blvd., Ste. 211
Huntington Beach, CA 92648
(714) 893-0646
Fax (714) 596-7152

August 18, 2010

To the Board of Directors of
NewportX.com

In planning and performing our audit of the financial statements of NewportX.com for the year ended June 30, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is often not practicable in a smaller organization to achieve all the divisions of

duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17-a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lenaing & Co. Inc.